United States securities and exchange commission logo





                             November 2, 2023

       Felipe MacLean
       Chief Executive Officer
       Clover Leaf Capital Corp.
       1450 Brickell Avenue, Suite 1420
       Miami, FL 33131

                                                        Re: Clover Leaf Capital
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 4,
2023
                                                            File No. 333-274851

       Dear Felipe MacLean:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 Filed October 4, 2023

       Questions and Answers About The Special Meeting, page xiii

   1. In an appropriate Question and Answer, and elsewhere as appropriate, please disclose the number of shares that
were redeemed in connection with each of the extensions you
                                                        sought to consummate
your initial business combination.
   2. In an appropriate place in your Questions and Answers or Summary, revise to elaborate upon the definition of
Merger Consideration to provide an illustrative example of the per share amount that will
be delivered to shareholders at Closing, using current and projected amounts of Closing
Indebtedness to calculate the amount of consideration. For example, explain how you arrived
at the 11,220,826 shares of Class A common stock you have
                                                        registered on this
registration statement.
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 2    2, 2023 Page 2
FirstName LastName
Q: What interests do Clover Leaf's Sponsor and current officers, directors and financial advisors have ..., page xv

3.       We note your statement that "the aggregate amount at risk to Clover
Leaf   s Sponsor of
         $5,743,590, which is the amount that the Sponsor paid for its Clover Leaf Sponsor Shares and Private Placement Units." Please revise the aggregate amount at risk to include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates that are awaiting reimbursement. Provide similar disclosure for Clover Leaf's officers and directors, if material.
4. Please revise to disclose the approximate total dollar value of the sponsor's interest based on the transaction value and recent trading prices as compared to price paid. Please make similar updates elsewhere as appropriate.
5. Clover Leaf's pre-merger charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Q: What equity stake will current Public Stockholders, the Sponsor and Digital Ally hold ..., page xix

6. It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 15

7. We note your redemption sensitivity analysis chart on page 36. Please revise your other redemption sensitivity analysis charts to include a 50% redemption scenario. Please also revise to include a footnote that details any redemptions to date.
8. We note your disclosure here and elsewhere throughout the prospectus where you present the maximum redemption scenario, including the assumption that the minimum net tangible asset value of at least $5,000,001 will be waived. Please amend to discuss the consequences if such approval is not obtained.
Risk Factors, page 20

9. In connection with Proposal 1 regarding the wavier of the net tangible assets minimum, discuss any risks of exchange de-listing, if you are relying on that provision to avoid being considered a "penny stock." Address the possibility that continued listing could be uncertain if the level of redemptions causes the market cap to be too low.
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 3    2, 2023 Page 3
FirstName LastName
The Sponsor and Kustom Entertainment, and their respective directors, officers, advisors and affiliates ..., page 30

10. Please confirm that the open market purchases you describe here are consistent with
         Tender Offers and Schedules Question 166.01, located at our website. If not, tell us how they are appropriate under Rule 14e-5.
Risks Related to Ownership of Combined Company Common Stock, page 32

11. We note your indication that Clover Leaf intends to apply for the listing of the Class A common Stock of the Combined Company following completion of the Business
         Combination on the Nasdaq or New York Stock Exchange (in this regard, you reference both exchanges in various places in your prospectus), however, please revise to acknowledge the difficulties associated with listing in light of the fact that the Combined
         Company may not have a sufficient number of holders, particularly given your decision to acquire a company that is wholly-owned by a single shareholder, to satisfy listing standards, if true.
We recently received Nasdaq notices for failing to comply with listing requirements ..., page 32

12. Please advise with respect to the status of your deficiency letter regarding the market value of listed securities. We note that the initial period to regain compliance was
         October 18, 2023.
Risks Related to Kustom Entertainment
The global COVID-19 pandemic has had, and is likely to continue to have, a material negative impact ..., page 39

13. Please revise to quantify the material negative impact that COVID-19 has had on your business and operating results.
Our business depends on relationships with buyers, sellers and distribution partners ..., page 41

14. We note your statement that "[w]e cannot provide assurance that we will be able to maintain existing relationships, or enter into or maintain new relationships, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations." Please provide additional detail on your existing relationships and if any relationships are dependent on material agreements, please summarize such agreements and file them as exhibits. Refer to Item
         601(b)(10) of Regulation S-K.
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 4    2, 2023 Page 4
FirstName LastName
Notes to Unaudited Condensed Combined Financial Statements
Note 6 -- Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Statement of Operations for the Year Ended December 31, page 67

15. Please revise the description of footnote BB to explain the nature of the transaction costs and how the adjustment was determined.
Ownership of the Company after the Business Combination, page 92

16. Please disclose the sponsor and its affiliates' total potential ownership interest (assuming maximum redemptions) in the combined company.
Background of the Business Combination
Description of Negotiation Process with Candidates Other Than Kustom Entertainment, page 94

17. Please disclose how Clover Leaf was introduced to each of the potential targets, including
         Party A and Party B. If any directors or officers had personal connections to such potential targets, please revise to state as much. Please also provide additional detail regarding the discussions, negotiations, and potential transaction terms with each of Party
         A and Party B and disclose how Clover Leaf initially learned of and got in touch with
         Kustom Entertainment.
Description of Negotiation Process with Kustom Entertainment, page 94

18. Please provide additional detail regarding the terms of the initial draft Merger Agreement sent on May 11, 2023 and the subsequent drafts, negotiations, calls and conferences that occurred between May 11 and June 1, 2023. To the extent there were any material due diligence findings, please note them here. Please update your disclosure regarding any material updates that have occurred since June 1, 2023.
19. Please explain how the parties negotiated and ultimately determined the valuation of
         Kustom Entertainment and the consideration to be offered in connection with the business combination, including the earnout shares and the benchmark revenue determined in connection with the potential earnout shares.
Recommendation of the Board and Reasons for the Business Combination, page 95

20. Please disclose whether the board considered the consideration, the fairness opinion, the projections, comparable public company analysis and comparable precedent M&A transactions analysis in determining to recommend the transaction to shareholders. If not, please state as much and explain why not.
21. We note that the Board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including that the Clover Leaf
         Board "did not obtain a third-party valuation or independent fairness opinion in connection with the Business Combination." However, we note your disclosure elsewhere
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 5    2, 2023 Page 5
FirstName LastName
         and the written fairness opinion provided as Annex E. Please revise. Additionally, please include Annex E and all other Annexes in the next amendment. Engagement of Financial Advisor to Clover Leaf, page 98

22.      Please add the Comparable Public Company Analysis and Comparable
Precedent M&A
         Transactions Analysis tables referenced on page 100. Please also include the financial model that shows the Kustom Entertainment future financial projections through 2024 that was provided by the company's management team to Newbridge. Satisfaction of 80% Test, page 101

23. Please fill in the bracketed amounts here, since they are dated as of June 1, 2023.
U.S. Federal Income Tax Considerations, page 122

24. We note that you address the potential tax consequences of adopting the proposed charter and redeeming Clover Leaf Class A Common Stock. Please revise to also address the material federal income tax consequences to investors of the acquisition merger and reflect the disclosure in each of these sections to reflect that the tax consequences are the opinion of counsel. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.
25. Please revise to address and express a conclusion for each material federal tax consequence. A description of the the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax
         consequences of the transaction, counsel may issue a    should    or
 more likely than not
         opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases,
         counsel should explain clearly why it cannot give a    will
opinion. Refer to Sections
         III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19. Additionally, please revise the proxy statement/prospectus throughout to include the applicable questions and answers and risk factors.
Clover Leaf's Management, page 131

26. Please provide the appropriate executive and director compensation information for
         Clover Leaf for the last two fiscal years. Refer to Item 402 of Regulation S-K.
Information About Kustom Entertainment, page 141

27. Please revise to provide a complete description of your current business, including a comprehensive description of your principal products and services and their markets, distribution methods, dependence on one or a few major customers, if any. Please identify and describe the business/operations of each of the Digital Ally subsidiaries that will comprise Kustom Entertainment and include any relevant metrics that may be helpful in understanding each business. For example, where relevant, state the number of users or customers, discuss relationships in the industry including a description of any
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 6    2, 2023 Page 6
FirstName LastName
         partnerships, past performance, etc. Where applicable, please file material agreements in accordance with Item 601(b)(10) of Regulation S-K. Additionally, please also revise to disclose the need for any governmental approval of your principal products or services and any effect of existing or probable governmental regulations on the business. In this light, we note disclosure elsewhere regarding data security, federal, state and international privacy laws, the payment card industry data security standard, and regulation of the secondary ticket market. Refer to Item 101(h)(4) of Regulation S-K.
Our Intellectual Property, page 142

28. We note your risk factor disclosure that states that "we seek to protect our technologies, products and services through a combination of intellectual property rights, including trademarks, domain names, copyrights, and trade secrets, as well as through contractual restrictions with employees, customers, suppliers, affiliates and others." Please revise to describe such intellectual property here. Refer to Item 101(h) of Regulation S-K.
Properties, page 142

29. We note that your lease expires on December 31, 2023. Please disclose whether you expect to continue your lease at a similar rate, or otherwise. History, page 143

30. We note the transactions that will occur in order to separate the Ticketing Business and
         Entertainment Business from Digital Ally. Please provide an organizational chart that shows the corporate structures before and after the business combination so that investors have a clear understanding of the transactions to occur, or cross-reference to the chart that will appear in the Summary and ensure that it reflects these changes.
31. We note from your disclosure that Digital Ally will transfer the outstanding common stock, the ticketing assets and entertainment assets of TicketSmarter, Kustom
         440, BirdVu Jets and Digital Connect to Kustom Entertainment. This appears to be inconsistent with the disclosure throughout the document which presents the transaction as though it has already occurred. Please clarify or revise. Please note your clarification should provide a detailed discussion of how and when the transfer of these subsidiaries of
         Digital Ally will be transferred to Kustom Entertainment.
Relationship with Digital Ally, page 143

32. We note that following the business combination, you will continue to benefit from the video solutions and revenue cycle management operating segments of Digital Ally.
         Please provide additional detail on how those operating segments support your business, quantify the value of such benefits and if applicable, report them as appropriate under
         Item 404 of Regulation S-K. To the extent there are agreements to continue to benefit from the video solutions and revenue cycle management operating segments, please summarize the material terms and file such agreements as exhibits. Refer to Item
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 7    2, 2023 Page 7
FirstName LastName
         601(b)(10) of Regulation S-K. Additionally, if there is to be any other payment to Digital
         Ally, aside from the merger consideration, please revise to state as much.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Kustom Entertainment, page 144

33. Please expand your discussion to provide a quantified analysis of the significant drivers behind material changes in your results of operations and liquidity and capital resources from period to period. When a change is attributable to more than one factor, please quantify each material component. Please refer to the guidance in Item 303 of
         Regulation S-K.
34. Please revise to discuss material key performance indicators or other metrics, if any, that management uses to manage the business. Please provide a clear definition of such metric and how it is calculated, the reasons why the metric is useful to investors, how management uses the metric in managing or monitoring the performance of the business, and whether there are underlying estimates or assumptions necessary to understand the metric or calculation. For additional guidance, refer to SEC Release No. 33-10751.
Results of Operations
Six months ended June 30, 2023 compared with the six months ended June 30, 2022, page 145

35. Please revise the title of the tables on this page to reflect the six months ended June 30,
         2023 and 2022.
Year Ended December 31, 2022 compared with the year ended December 31, 2021, page 146

36.      We note that you have provided a discussion of the    combined
financial data for the
         successor period of September 1, 2021 through December 1, 2021 with the predecessor period ended January 1, 2021 through August 31, 2021. Please tell us how you considered whether your discussion of the results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your acquisition that occurred on September 1, 2021. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Rule 8-05 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.
37. We note that you generate product revenues through ticket purchases through your
         "sponsorship and partnership network." Please describe this network and explain how it contributes to your product revenue.
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany 2,
November   NameClover
             2023       Leaf Capital Corp.
November
Page 8    2, 2023 Page 8
FirstName LastName
38.      Please revise to explain:

                what practices were implemented to decrease cost of goods sold;

                how you plan to improve margins over the longer term based on new marketing strategies and organic growth opportunities; and

                the specific new marketing strategies that contributed to a reduction in operating expenses for the first half of 2023.
Beneficial Ownership of Securities, page 165

39. It appears that the sponsor's 864,452 shares of Clover Leaf Class B common stock have been omitted from this table. Please advise.
Selling Stockholders and Plan of Distribution, page 183

40. Tell us why you believe it is appropriate to register the "potential" distribution of 15% of the Merger Consideration received by Digital Ally to its shareholders at the same time you are registering the exchange offer. Also, explain what you mean when you state that the distribution by Digital Ally will be to its stockholders "and certain other securityholders."
Kustom Entertainment, Inc
Financial Statements for the Year Ended December 31, 2022
Notes to the Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies Nature of Operations, page F-71

41. We note your disclosure that since the acquisition of Goody Tickets, LLC and
         TicketSmarter, LLC on September 1, 2021 by Digital Ally, Inc. represented a change of control and was accounted for as a business combination, the company applied push-
         down accounting at the acquisition date. This does not appear to be consistent with the disclosure in Note 20 on page F-44 of the Digital Ally December 31, 2021 10-K filed on April 15, 2022, as there was no indication that the company elected to apply push-
         down accounting at the date of the acquisition. Please clarify or revise.
Note 3. Notes Receivable, page F-78

42. We note your disclosure that the company entered into a promissory note as part of a co-
         marketing agreement. Please provide a detailed discussion of the terms of the co-
         marketing agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Felipe MacLean
Clover Leaf Capital Corp.
November 2, 2023
Page 9

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameFelipe MacLean
                                                           Division of
Corporation Finance
Comapany NameClover Leaf Capital Corp.
                                                           Office of Trade &
Services
November 2, 2023 Page 9
cc:       Jessica Yuan
FirstName LastName